Exhibit 99.1
Press Release
SIFY PROMOTES V. SIVARAMAKRISHNAN TO PRESIDENT, PORTALS
Chennai, India, Tuesday August 22, 2006: Sify Limited (Nasdaq National Market: SIFY), a leader in consumer Internet and Enterprise Services in India with global delivery capabilities, announced today the promotion of V. Sivaramakrishnan as the President of its portal business. Prior to this, Siva was Vice President of the key iWay cyber café chain business.
He is a management graduate from the Indian Institute of Foreign Trade (IIFT), New Delhi, with a successful track record of managing brands, sales, and customer service for global market leaders such as Procter & Gamble and Ford, both in India and abroad. During his career with them, he has led brand, sales and customer service teams, championing successful marketing and sales initiatives for brands such as Vicks, Pampers, Old Spice, Ford Fiesta, Ford Ikon and the Ford Endeavour. For the launch of the Ford Ikon, Siva initiated a path-breaking online promotion considered one of the leading web initiatives of that time.
Commenting on his appointment, Mr Raju Vegesna, CEO and Managing Director, Sify Limited, said, “I am very pleased to announce Siva’s promotion as President, Sify Portals. In his earlier role as Vice President of the iWay cyber café chain business, Siva brought a deep insight and understanding of consumers, and executed initiatives to grow business revenues through innovative services, products and promotions in synergy with our portal strategies. While we will see the result of these efforts going forwards, I believe that he will bring a fresh perspective to how we grow our portals and online advertising business both in India and overseas. With his rich experience in building brands, understanding of media, marketing and consumer behavior, I am confident he will play a key role in further strengthening and growing our portal business in tandem with our access strategies.”
Mr V. Sivaramakrishnan said, “I am really excited about this opportunity as it will enable me to bring to bear all of my previous experience with consumers, brands, marketing, media and the Internet in building our portals business. The Net is the most exciting medium of our times, and it will be our intention to maximize the opportunities presented by this versatile medium for compelling and relevant online content for Indians, to add to the quality of their lives. This includes extending the leadership we have in broadband content with www.sifymax.in, our popular portal www.sify.com, our city-centric broadband portal strategies, and www.samachar.com, the most popular site for non-resident Indians. I will also be involved in growing the online advertising business with marketers as they begin to understand the flexibility, focus and power that online advertising gives them for cost effective brand promotions, and overseeing Sify’s consumer brand marketing for both the portals and access businesses for greater synergies. I believe this will be the most exciting and challenging phase of my career, and I look forward to making a difference to Sify’s pioneering efforts for exciting India-centric online content in synergy with our access businesses”.
Siva brings with him over 18 years of experience in marketing consumer brands and building their businesses. As part of Ford’s Asia-Pacific marketing leadership team, first in the US and subsequently in the UK, he led the development and launch of Ford’s new generation of small cars, the Ford Fiesta and Ford Fusion, into markets like Australia, Japan, South Africa, and China. He was also part of the Ford India marketing leadership team and led the successful launch of Ford’s Ikon, Fusion, Fiesta and Endeavour in India. In his previous role as Vice President of the iWay cyber cafe business, he was instrumental in leading their transformation from Internet browsing centers to becoming e-stores by introducing break-through alliances and initiatives.

About Sify Limited:
Sify is among the largest Internet, network and e-Commerce services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches 171 cities and towns in India. A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services and hosting. A host of blue chip customers use Sify’s corporate service offerings. Consumer services include broadband home access, dial up connectivity and the iWay cyber café chain across 154 cities and towns. The company’s network services, data center operations and customer relationship management are accredited ISO 9001:2000.
For more information about Sify, visit www.sifycorp.com.
Forward Looking Statements:
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.
For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risks Related to Our Business” in the company’s report on Form 20-F for the year ended March 31, 2006 which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.
For further information please contact:

Mr. David Appasamy	Truc Nguyen
Investor Relations	Investor Relations
Sify Limited	The Global Consulting Group
91-44-2254 0770 Ext. 2013	646-284-9418
Email: david_appasamy@sifycorp.com	Email: tnguyen@hfgcg.com